UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli/Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for
November 2009 Down 7.1% Year over Year

Mexico City, December 3, 2009 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for November 2009 decreased by 7.1% when compared to November 2008.

All figures in this announcement reflect comparisons between November 1 through November 30, 2008 and 2009. Transit and general aviation passengers are excluded.

	Domestic
Airport	November 2008	November 2009	% Change
Cancún	236,942	249,790	5.4
Cozumel	4,520	4,092	(9.5)
Huatulco	23,530	26,596	13.0
Mérida	92,272	95,726	3.7
Minatitlán	12,675	12,095	(4.6)
Oaxaca	51,540	37,853	(26.6)
Tapachula	19,444	14,199	(27.0)
Veracruz	74,853	68,514	(8.5)
Villahermosa	71,263	59,711	(16.2)
Total Domestic	587,039	568,576	(3.1)

	International
Airport	November 2008	November 2009	% Change
Cancún	686,213	608,876	(11.3)
Cozumel	22,179	21,317	(3.9)
Huatulco	3,191	3,754	17.6
Mérida	7,695	8,632	12.2
Minatitlán	336	372	10.7
Oaxaca	4,032	5,050	25.2
Tapachula	411	333	(19.0)
Veracruz	4,817	5,472	13.6
Villahermosa	3,636	4,006	10.2
Total International	732,510	657,812	(10.2)

ASUR	Page of 1 of 2

	Total
Airport	November 2008	November 2009	% Change
Cancún	923,155	858,666	(7.0)
Cozumel	26,699	25,409	(4.8)
Huatulco	26,721	30,350	13.6
Mérida	99,967	104,358	4.4
Minatitlán	13,011	12,467	(4.2)
Oaxaca	55,572	42,903	(22.8)
Tapachula	19,855	14,532	(26.8)
Veracruz	79,670	73,986	(7.1)
Villahermosa	74,899	63,717	(14.9)
ASUR Total	1,319,549	1,226,388	(7.1)

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR	Page of 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: December 3, 2009